FOR IMMEDIATE RELEASE	November 9, 2026

Micromem Technologies Inc. Update on Collaboration Agreement with University of Toronto and
Defence Research and Development Canada

Toronto, Ontario and New York, New York, November 9, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to announce that it has completed its financial obligations under the terms of the collaboration agreement, as announced March 3, 2025.  Completion of the final payment fulfils the Company's financial commitment and confirms its rights to access the intellectual property pursuant to the agreement.

The collaboration agreement, with the University of Toronto ("UofT"), the Natural Sciences and Engineering Council of Canada ("NSERC"), Defence Research and Development Canada ("DRDC") and Micromem, is for the project, "Development of a Nanowire Field Effect Transistor Biochemical Sensor".  The project work continues towards the development of its liquid-phase nanowire bio-chemical sensor, engineered to detect disease-associated biomarkers at ultra-low concentrations using breakthrough picomolar detection.  The Company will continue to participate in the collaboration of the ongoing development of technology and will continue to have access to the intellectual property that is still to be developed.

Micromem is in the process of further developing its compact gas-sensing wearable/portable prototype in conjunction with the University and the DRDC as announced in a news release on October 26, 2026.  The prototype is the intended commercial version that will, initially, have oil industry and municipal water quality testing uses. The prototype will form the base technology for wearable military applications currently being developed for the Canadian Department of National Defense (the "DND").

The Company will provide further updates.

About Micromem.

Micromem Technologies Inc., publicly traded (OTCQB: MMTIF, CSE: MRM), is a technology company focused on the development and commercialization of advanced sensor solutions based on proprietary nanotechnology platforms. The Company is advancing high-sensitivity nanowire-based sensing technologies for applications in defense, industrial safety, environmental monitoring, energy, healthcare, and other markets. Through collaborations with government and academic institutions, including Canada's Defence Research and Development Canada (DRDC) and the University of Toronto, Micromem is developing next-generation sensor systems designed to deliver enhanced detection capabilities, artificial intelligence-enabled analytics, and scalable commercial applications. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 679,220,590

SEC File No: 0-26005

Investor Contact:  Joseph Fuda, info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com